1ST BCCW CAPITAL CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in New Hampshire on June 30, 1993 to do business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as a representative of business clients in the private placements of their securities arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

Income Taxes

The Company is an S Corporation for federal income tax purposes. Consequently, income or loss flows directly to the shareholders, and income taxes are determined at the shareholder level. Tax returns for the years 2015-2013 are subject to review by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when the earnings process is complete and an exchange has taken place. The earnings process is deemed complete when contractual obligations have been met.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-l, was $10,620 and $7,872 at December 31, 2015 and 2014, respectively, which exceeds the required net capital amount of $5,000, by $5,620 and $2,872, at December 31, 2015 and 2014. The ratio of aggregate indebtedness at December 31, 2015 and 2014 was 0%.

NOTE 3 - RELATED PARTY TRANSACTIONS

A related entity, Baldwin & Clarke Corporate Finance, Inc. (BCCF) pays support expenses of the Company including rent and other overhead costs associated with the operation of the Company. Expenses attributable to the Company vary annually depending on the level and value of support provided. Expense reimbursements of $17,945 and $493 were paid in 2015 and 2014, respectively to BCCF.

NOTE 4 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

At December 31, 2015 management of the Company was not aware of any commitments, contingencies or guarantees that might result in losses or future obligations.

NOTE 5 - DATE OF MANAGEMENT REVIEW

Management has evaluated subsequent events through February 5, 2016, the date on which the financial statements were available to be issued.